SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BENEFIT STREET PARTNERS REALTY TRUST, INC.

(Name of Subject Company)

COMRIT INVESTMENTS 1, LIMITED PARTNERSHIP

(Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

None or unknown

(CUSIP Number of Class of Securities)

Ziv Sapir

Comrit Investments 1, LP

9 Ahad Ha’am Street

Tel Aviv, Israel 6129101

+ 972-3-519-9936

Copy to:

Amos W. Barclay

Holland & Hart LLP

1800 Broadway, Suite 300

Boulder, Colorado 80302

Phone: (303) 473-2700

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Offeror)

Calculation of Filing Fee:

Transaction	Amount of
Valuation*	Filing Fee**
$26,136,000	$3,245.38

*                                         For purposes of calculating the filing fee only. Assumes the purchase of 1,800,000 shares of Common Stock at a purchase price equal to $14.52 per share in cash.

**                                  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for each of Fiscal Years 2018 and 2019, issued August 24, 2017 and August 24, 2018, respectively. The filing fee was calculated by multiplying the original transaction valuation (as of the initial filing date of September 25, 2018) by 0.0001245 and adding to that the product of the difference in valuation resulting from the increased offer price described in this Amendment, multiplied by 0.0001212.

☒                                  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,245.38

Form or Registration Number: Schedule TO-T, Schedule TO-T/A (File No. 005-89905)

Filing Party: Comrit Investments 1, Limited Partnership

Dates Filed: September 25, 2018 (Schedule TO-T), October 25, 2018 (Schedule TO-T/A)

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                  third party tender offer subject to Rule 14d-1.

☐                                    issuer tender offer subject to Rule 13e-4.

☐                                    going private transaction subject to Rule 13e-3

☐                                    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 3 TO TENDER OFFER

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Amendment”) relates to the offer (the “Offer”) by Comrit Investments 1, Limited Partnership to purchase up to 1,800,000 shares of common stock, par value $0.01 per share (the “Shares”), in Benefit Street Partners Realty Trust, Inc., the subject company, at a purchase price of $14.52 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2018 (the “Offer to Purchase”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. This Amendment amends the Offer by revising the disclosure in the tender offer materials to address comments received from the Securities and Exchange Commission.

The information in the Offer to Purchase and the Amended Assignment Form, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

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Item 12. Exhibits.

(a)(1)	Amended Offer to Purchase

(a)(2)	Amended Assignment Form

(a)(3)	Amended Form of Letter to Shareholders

(a)(4)	Press release dated October 25, 2018

(b) - (h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 26, 2018

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:	/s/ Ziv Sapir
Ziv Sapir, Chief Executive Officer

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